HERALD
RESOURCES

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

2 August 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **26 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Fourth Quarter Activities
Dated 23/07/04
Coolgardie Joint Venture Production Figures/Costs
Dated 27 July 2004

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD
RESOURCES

HERALD RESOURCES LIMITED
QUARTERLY REPORT
JUNE 2004

HIGHLIGHTS FOR THE QUARTER

Base Metals

Dairi

- Bankable Feasibility Study proceeding smoothly
- Significant exploration results from new area Sinar Pagi

Gold

Coolgardie

- Impressive explorations results from Countess and Perseverance

Corporate

- Jaguar Minerals Ltd successfully lists on 15 July 2004
- Sandstone project sold to Troy Resources

www.herald.net.au

www.coronagold.net

www.jaguarminerals.com.au

HERALD
RESOURCES

BASE METALS

DAIRI ZINC/LEAD PROJECT


MEDAN
INDONESIA
DAIRI
SUMATRA

Herald	80%
PT Aneka Tambang ("Antam")	20%

BANKABLE FEASIBILITY STUDY (BFS)

Work on the BFS into the development of a 1Mt/year operation at the high grade Anjing Hitam Deposit continued full-scale during the quarter and is projected to be completed by the end of the September quarter. The status of progress in the various activities and independent consultant studies is summarised below.

Drilling

Up to end June a total of 10816m had been drilled in 64 holes in the Anjing Hitam program, including geotechnical holes.

Essentially the deposit has been drilled out at 50m along strike x 50m down dip at this stage. Deeper drilling is still being carried out at the SE extremity and several more holes remain to be completed at the NW extension. The program should be completed by early August.

A normal fault (termed the Jaluk Fault) which first became apparent on the 9800N section, has now been interpreted to extend longitudinally at about 5100E along the extent of the deposit, with a vertical throw averaging perhaps 10m east block down.

The NW extension drilling thus far to 10150N has demonstrated that a thick section of Main Mineral Horizon (MMH) continues through from 10100N. **A 24.8m intercept (close to true thickness) of MMH was obtained in SOP140D** but most was oxidised with only the lower 2.1m intact sulphide – 2.1m @ 7.5% Zn, 7.7% Pb. Of the massive gossan above, the lower 6.1m assayed 20.7% Pb – the lead occuring largely as cerrusite ($PbCO_3$). The downdip hole, SOP141D, intersected 7.8m@ 17.6% Zn, 12.1% Pb as intact sulphide. This intercept may be of UMH. Drilling will continue to the north although topography suggests that there may only be limited remnant sulphide after 10200N.

Since the end of June SOP154D, completed on line 10050N, has made an **MMH interception of 41.4m representing possibly > 30m true thickness** (all sulphide).

HERALD
RESOURCES

BASE METALS

A table of drillhole intercepts completed during the quarter follows:

Dairi Project
Sopokomil Prospect – Anjing Hitam Sector

	Local Grid									
Hole	**North**	**East**	**Dip/Azim (mag)**	**From (m)**	**To (m)**	**Width (m)**	**Zinc (%)**	**Lead (%)**	**Silver (g/t)**	**Description**
SOP131G				Geotechnical holes						
SOP137G										
SOP138D	10042	4888	-50/250	No significant massive sulphide mineralisation						
SOP139D	9575	5137	-81/129	320.60	327.50	**6.90**	**24.10**	**19.30**	15	MMH
SOP140D	10140	4858	-50/250	26.50	36.80	**10.30**	**0.11**	**0.22**	10	OxMMH
				36.80	41.50	**4.70**	**0.10**	**23.20**	21	OxMMH
				41.50	45.00	**3.50**	**4.60**	**9.50**	15	MMH
SOP141D	10140	4862	-70/070	53.60	59.40	**5.80**	**0.10**	**0.30**	18	OxUMH
				59.40	67.20	**7.80**	**17.70**	**12.20**	14	UMH
SOP142D	9575	5137	-60.5/083	455.31	456.20	**0.89**	**12.20**	**9.10**	11	MMH
SOP143D	9575	5137	-57/131	341.50	354.50	**13.00**	**4.69**	**1.84**	1	UMH
				381.73	391.62	**9.89**	**15.31**	**8.65**	8	MMH
SOP144D	9730	5042	-57/131	210.58	215.33	**4.75**	**9.82**	**3.87**	2	UMH?
			Includes	212.80	215.33	**2.53**	**16.02**	**6.01**	3	
				221.90	225.50	**3.60**	**4.52**	**2.27**	6	MMH
										(faulted out)
SOP145D	9575	5137	-76/033	354.00	369.52	**15.52**	**11.85**	**7.72**	6	MMH
SOP146D	9800	5118	-48.6/218	150.31	175.00	**24.69**	**15.28**	**9.78**	11	MMH
SOP147D	9800	5118	-73.1/169	180.08	193.60	**13.52**	**15.27**	**9.28**	7	MMH
SOP148D	9900	5098	-69.5/160	140.08	141.82	**1.74**	**20.09**	**13.99**	14	UMH
				159.50	179.84	**20.34**	**15.62**	**8.39**	6	MMH
SOP149D	9575	5137	-75/160	295.91	301.96	**6.05**	**15.77**	**8.85**	10	MMH1
				312.47	314.76	**2.29**	**13.67**	**9.76**	14	MMH2
SOP150D	9465	5198	-80/087	No significant massive sulphide mineralisation						
SOP151D	9465	5198	-72/082	No significant massive sulphide mineralisation						
SOP152D	9465	5198	-70/061	462.0	462.9	**0.9**	**Not yet assayed**			MMH
SOP153D	9900	5095	-45/213	123.7	139.8	**16.1**	**Not yet assayed**			MMH
SOP154D	10048	4891	-72/070	61.1	103.5	**41.4**	**Not yet assayed**			MMH

N.B.
UMH = Upper Mineral Horizon
MMH1 = Main Mineralised Horizon – upper split
MMH2 = Main Mineralised Horizon – lower split
Ox = Oxidised

} Julu Sedex Zone (JSZ)

BASE METALS

Resource Estimation
Consultant geologists CSA Australia Pty Ltd, have carried out site study and geological interpretation of the drilling in conjunction with Resource Evaluations Pty Ltd (Reseval) who have also carried out due diligence into site practices, laboratory techniques and database validation. The two consultant groups have compiled the geological model and the block model has been computed by Reseval using kriging and checked by inverse distance squared methods.

The bounding geological surfaces of the MMH are used and a 5% zinc equivalent cutoff for marginal mineralisation, where 1% Pb = 0.8% Zn (based on projected long term metal prices of US$1050/t for zinc and US$650/t for lead and differential "typical" smelter payments and charges). No allowance has been made for silver which largely reports in lead concentrates but is yet to be demonstrated to consistently exceed the pay threshold of 50g/t in concentrates

Final reporting is yet to be received but the summary tabulation, as presented, is given below. The MMH is concentrated upon and lesser allowance is made for what is termed the UMH (designated "minor" in the tabulation), although this will be investigated from underground during development . The total Measured plus Indicated resource is:

7.0Mt @ 16.2% Zn, 9.9% Pb, 13g/t Ag or 24.1% Zn equivalent

A revision will be made on completion of the drilling.

Anjing Hitam June 2004 - Resource Estimate						
Category	**Zone**	**Million Tonnes**	**Zn %**	**Pb %**	**Ag g/t**	**Zn Eq**
Measured	MMH	5.3	16.7	10.3	13	24.9
Indicated	MMH	1.5	14.9	8.6	12	21.8
Indicated	Minor	0.2	14.4	8.5	10	21.2
Total Measured + Indicated		**7.0**	**16.2**	**9.9**	**13**	**24.1**
Inferred	MMH	0.2	14.5	9.3	16	21.9
Inferred	Minor	0.3	12.1	6.6	12	17.3
Total Inferred		**0.5**	**12.9**	**7.6**	**13**	**19.0**
TOTAL		7.5	16.0	9.7	13	23.8

BASE METALS

Mining

Australian Mining Consultants have presented their conceptual mining scheme and are presently utilizing the resource block model to produce the mining plan and schedule. A main and an upper decline are envisaged with a system of open stoping in the footwall and drift and fill in the hanging wall.

Metallurgical Testwork

The major part of the extensive benchscale flotation and comminution testwork was completed during the quarter. Most of the comminution testwork has been done either at or sub-contracted by AMMTEC, while Orway Mineral Consultants were engaged to model and design the optimal circuit. The circuit chosen for the relatively soft massive sulphide ore is essentially a single stage crusher / SAG mill / ball mill combination to produce a primary grind of 40 microns, while flotation rougher concentrates will be reground to 18 microns in vertical detritor mills.

AMMTEC Ltd's Burnie Research Laboratory, have been carrying out a substantial program of flotation testwork, both on the 4 main mineral types and a main composite representing a likely production blend. Typical sequencing and conditioning for lead-zinc flotation has been used, except for cyanide, removed on environmental grounds, and supplanted by a carbon dispersant in conjunction with prefloat of carbonaceous material found in the wallrocks.

Recoveries from locked cycle tests on the main composite, using the carbon dispersant/prefloat were:

zinc – 85.2% recovery into a 55.4% Zn concentrate
lead - 81.3% recovery into a 60.5% Pb concentrate

There are no significant concentrations of penalty elements present and iron content is around an acceptable 5%.

AMMTEC is about to conduct bulk flotation testwork of a 500kg composite sample to confirm the results and produce concentrate samples for distribution to smelters, tailings for cemented paste fill work and for tailings rheology testwork. Initial cemented paste fill work has demonstrated that relatively quick curing for high strength can be achieved by using a proportion of ground steelworks slag with cement.

BASE METALS

Concentrator, Pasteplant and Infrastructure Design
Ausenco Ltd have been appointed to carry out this component.

Transportation Studies
CEIS Pty Ltd and PT Petrosea have been conducting road and port surveys in the region. It was decided to fast-track studies into a slurry pipeline for the concentrates from the site to the west coast port of Singkil Baru at a distance of 80-90km. The scheme provides significant operating cost benefits over the trucking alternatives considered in the pre-feasibility study, albeit at a higher initial capital cost. Any extension of mine life would further increase operating cost savings. There is also a major sociological and logistical benefit in not having to truck ~1000t/day of concentrate.

Several berthing sites are being investigated around Singkil and a bathymetric survey has been conducted but not yet reported.

Marketing Studies
The Company has appointed Max Brunsdon, who formerly held senior positions with Western Metals Ltd and BHP, to propose strategies for engaging smelters and metals traders to the best advantage of the Project. A number of meetings have been held with Japanese, Korean, Thai, Chinese and European parties during the quarter.

EXPLORATION

Sinar Pagi

A program of detailed mapping, trenching and diamond drilling was carried out at Sinar Pagi, about 20km NNW of Anjing Hitam and on an unrelated structure. Attention was first drawn to this locality after infill stream sediment sampling in 1999, which led to the discovery of some high grade lead-silver mineralised float boulders. A Heliborne EM survey later that year pointed to a strong conductor in the locality. Follow up in 2003 led to delineation of a soil anomaly and a possible source of the galena (lead) rich boulders.

The results of the 2 effective trenches dug in the in the March quarter on the steep hillside are shown below. In the June quarter 3 diamond drill holes were bored and are shown on the attached cross sections. The drilling confirms that the mineralised zone is a sub-horizontal structure 20-30m thick and essentially stratabound in a dolostone unit at the contact with overlying siltstones and underlain by shale. It is marked by massive, vuggy quartz breccia with some intact galena in trench 1 and hole SPA01D but largely oxidised with some zones of massive gossan containing secondary lead minerals.

BASE METALS

Dairi Project Sinar Pagi Area									
Trenching									
	Local Grid								
Trench	**North**	**East**	**Dip/Azm (mag)**	**From (m)**	**To (m)**	**Width (m)**	**Lead (%)**	**Silver (g/t)**	**Description**
Trench1	10250	5000	-35/035	0.0	9.0	**9.0**	25.69	72	oxide + galena
				18.0	20.0	**2.0**	**7.41**	369	oxide + galena
				38.0	44.0	**6.0**	**23.06**	**179**	oxide + galena
Trench2	10340	4925	-20/035	0.0	18.0	**18.0**	2.80	2	oxide
Drilling									
	Local Grid								
Hole	**North**	**East**	**Dip/Azm (mag)**	**From (m)**	**To (m)**	**Width (m)**	**Lead (%)**	**Silver (g/t)**	**Description**
SPA 1D	10250	5000	-60/050	2.90	12.00	**9.10**	**11.03**	**129**	oxide + galena
				15.2	17.70	**2.50**	**0.59**	**6**	oxide
				31.40	36.00	**4.60**	**3.01**	**40**	oxide
SPA 2D	10318	4900	-60/050	6.60	29.60	**23.00**	**3.08**	**4**	oxide
			Includes	14.60	17.10	**2.50**	**12.70**	**5**	oxide
SPA 3D	10274	4850	-60/060	49.20	76.40	**27.20**	**4.98**	**39**	oxide
			Includes	61.00	76.40	**15.40**	**8.45**	**64**	oxide
				83.60	85.60	**2.00**	**8.61**	**332**	oxide

Unfortunately the drilling rig was incapable of drilling to the desired depths and also oxidation is deeper than expected. Core recovery was reduced in zones of soft gossan and sugary quartz breccia and it is impossible to know whether this has reduced or enhanced original grades. Even so there are some significant intercepts including **9.1m @ 11% Pb, 129g/t Ag** in SPA01D and **15.4m @ 8.5% Pb, 64g/t Ag** in SPA3D. Trenches yielded up to **6m @23% Pb, 179g/t Ag** although the trenches cut the lode at an acute angle.

Given the sub-horizontal attitude of the lode, attention is drawn to the SW side of the ridge where the lode should surface again. There are in fact several lead anomalous stream sediment samples to >500ppm Pb and a previously discovered large galena-sphalerite bearing quartz breccia boulder on the SW flank of the ridge. More detailed stream reconnaissance, gridding, mapping and soil sampling is to be carried out in this area, prior to decision on ground geophysics and further drilling.

While very high grade mineralisation as previously observed in boulders is likely restricted to pods and lenses, there is considered to be a substantial bulk tonnage potential of lower grade lead-silver in the thick quartz breccia lode.

BASE METALS

Lae Jehe – it is intended to carry out down-hole EM surveying of the 2003 holes SOP159D & 160D to build on the original survey, the modelling of which resulted in very close agreement with the positions of significant of the main sedex zone in these holes. The intercepts were made near the top of the strong Lae Jehe deeps conductor which presently is the most likely near term addition to the Sopokomil resources inventory. Inferred resources estimated last year totalled 8.2Mt @ 7.7% Zn, 4.1% Pb, using a zinc equivalent cutoff of 5%.

A limited program of deep drilling is proposed for later in the year based on the upgraded DHEM model.

HERALD
RESOURCES

GOLD

MELUAK GOLD PROJECT

Herald 26% via Corona Gold Ltd


MEDAN
MELUAK
INDONESIA
SUMATRA

ACTIVITIES

No activity took place during the quarter pending cessation of the State of Military Emergency in Aceh Province (NAD). This was lifted in May and replaced with a State of Civil Emergency, presently still in force.

While the Meluak district in Gayo Lues Regency, in the mountainous centre of the province is geographically and politically removed from the centre of the GAM separatist movement, and essentially free from trouble, groups of GAM separatists have been known to transit the area. It is intended to return, however, in late July and ascertain whether the district is safe enough to resume activities.

If so, it is likely that an initial program of diamond drilling at Merpunge – Siongal Ongal will be conducted.

The target at Meluak is high sulphidation, epithermal gold-silver deposits in zones of massive silicification in Tertiary to recent volcanics adjacent to a major splay of the Sumatran Fault Zone.

HERALD
RESOURCES

BELITUNG TIN PROJECT

Herald beneficial interest 100%
PT Tambang Timah (Timah) net smelter royalty for tin & co-products

ACTIVITIES

Herald has been in consultation with PT Tambang Timah about resuming its activities at the Batu Besi and Manggar Tinfields prospects on Belitung Island, Indonesia. The activities have been on hold for 2 years during a period of depressed tin prices, however, at current levels, there is more scope to investigate alternative processing methods. The fundamentals for tin appear to be favourable, with diminishing resources in traditional alluvial producing areas and a significant increase in consumption.

Herald had previously delineated an inferred resource of 3.2Mt @ 0.95% Sn, containing 30,400t tin metal at the Batu Besi prospect but was unable to demonstrate an economic extraction method at the then price regime of ~USD 4000/t.

It is proposed to extend the existing Memorandum of Understanding to a Formal Agreement.

HERALD
RESOURCES

GOLD

COOLGARDIE JOINT VENTURE


COOLGARDIE

Herald	50%
MPI Mines Ltd (Manager)	50%

Full production figures and commentary were not available from manager MPI Mines Ltd in time for this quarterly report, prepared early to coincide with the Diggers & Dealers Conference.

These will be released by MPI and Herald on 27 July 2004.

GOLD

EXPLORATION

Exploration at Coolgardie aims to identify additional resources to extend the mine life.

At the Empress Project underground core drilling into the newly-defined Countess Lode and the depth extensions of the Empress lodes continued. A total of 15 holes were completed for 2,703m.

Thirteen holes were drilled into the **Countess lode** which is located mid-way between the Empress decline and Tindals mineralisation. Drilling has indicated potential for a body of mineralisation in two converging limbs of the fold (Countess West and East). The mineralisation is situated between 140 and 160m RL, the bottom level of Empress being at 120m RL.

The best results during the quarter included:

ED221: 7.4m @ 9.0 g Au/t
ED227: 7.6m @ 9.8 g Au/t, and
ED228: 12.9m @ 3.8g Au/t. (incl 6.0m @ 6.5g/t)
Intercepts are near true-width

The 2004 regional exploration program is targeting additional Empress-style high-grade mineralisation within the broader Empress-Tindals mine area.

Reverse circulation (RC) and diamond drilling was carried out at the **Perseverance** and Little Blow prospects for a total of seven RC holes and one core hole (1,443m RC and 108m core). Two further core holes are in progress. Best results from Perseverance during the quarter included **7.0 m @19.5 g Au/t** (from 117m) and **27.0 m @ 5.3 g Au/t** (from 135m).

Full drill results are presented in Appendix 1.

N.B. The above information is based on reports provided by MPI Mines Ltd, managers of the Coolgardie Gold Project.

HERALD RESOURCES

GOLD

SANDSTONE GOLD PROJECT


SANDSTONE

Herald 33%

During the quarter, Herald accepted an offer from joint venture partner Troy Resources NL to purchase Herald's 33% interest in a number of tenements at Sandstone, Western Australia.

Subject to final satisfactory documentation, Troy will pay to Herald:

- $500,000 cash
- 100,000 Troy Resources NL shares (last sale price $2.62)
- A royalty of $12.50 per ounce on Herald's deemed share of gold production (currently 33%) from the tenements after the first 150,000ozs is produced by Troy. No royalty would be payable by Troy on resources less than 20,000ozs in size. Total royalty payments to Herald would be capped at $4M.

HERALD RESOURCES

GOLD

MONTAGUE GOLD PROJECT

Herald 15%, free carried

Airport (M 57/98, M57/99)



WESTERN
AUSTRALIA
MONTAGUE
CRATER

Drilling during the quarter focused on the Airport mining lease. Results are presented in Appendix 2.

Fifteen RC holes for 1,415m were drilled at the Rosie North prospect to further test the gold mineralised trend which extends north of the Rosie castle open pit. Ten of the holes tested below the oxide zone for primary gold mineralisation.

Gold mineralisation at Rosie North is closely associated with the shallow easterly dipping contact zone between the Montague granodiorite to the east and basaltic rocks to the west. Drilling targeting the primary gold mineralisation made some of the following intersections:

GRC127	1m @ 24.6g/t Au (119 – 120m)
GRC130	1m @ 9.64g/t Au (64 – 68m)
	3m @ 2.60g/t Au (95 – 98m)
	2m @ 4.40g/t Au (106 – 108m)
GRC132	1m @ 12.22g.t Au (87 – 88m)

Further shallow (<50m) oxide mineralisation was also intersected in a number of holes. Drilling results have extended the gold mineralisation a further 50m to the north and the mineralisation remains open with a total strike length of 300m.

Results of all new 1m splits received recently are reported in the attached table. The results from 1m splits and 5m composite sampling show good correlation.

Seven RC holes for 634m were also drilled at S Bend with holes testing an anomalous gold zone intersected in earlier shallow RAB drilling. The mineralisation is associated with steeply dipping gossanous quartz veining within sheared mafic rocks. Results included:

GRC142	7m @ 2.40g/t Au (17 – 24m)
GRC143	8m @ 3.44g/t Au (59-67m)

Greater than 1g/t gold has now been intersected over a 100m strike length at S Bend and requires further investigation.

GOLD

Fourteen holes tested various structural targets beneath the Rosie Castle, North East and Montague Boulder open pits. Drilling below the Rosie Castle pit intersected a quartz-arsenopyrite vein that returned 2m @ 2.96g/t Au from 64m, whilst drilling below the North East pit returned 2m @ 2.87g/t Au from 55m.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT

Herald 20%, free carried

No work this quarter.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

OTHER PROJECTS

JAGUAR MINERALS LTD

BALFOUR, WILSON RIVER (TAS), SPRINGFIELD, MT DAVID (NSW), & KINTORE (WA) PROJECTS

Herald owns 21,250,000 shares (representing 59.3% of the issued capital) and 10,625,000 options in Jaguar Minerals Ltd, which commenced quotation on the ASX on 15 July 2004 (Code JAG, JAGO).

Jaguar has continued to develop exploration programmes for its five exploration projects during the float process. A ground EM programme for the Balfour Project (Copper/tin, Tasmania) has been finalised and submitted to Mineral Resources Tasmania for approval. Mobilisation of the geophysics contractor will occur as soon as possible to target at least 5 of the recently discovered anomalies highlighted in the prospectus.

As part of Jaguar's "kick-start" to its exploration work a follow up drill programme is planned in the current quarter targeting significant drill intersections previously discovered at the Kintore project (Gold, WA). Follow-up work had not been carried out previously, as tenements now held by Jaguar along strike from these intersections were not controlled by the previous explorer. Jaguar now has the benefit of exploring this prospective area as a whole.

Jaguar's two NSW projects (Springfield and Mt David) lie within two significantly mineralised "transfer zones"; the Hunter River Transfer Zone, and the Lachlan Transfer Zone, the latter host to the world class Cadia-Ridgeway gold/copper deposits. The Springfield project's prospectivity begins with the potential to define larger tonnages at the previously discovered Springfield deposit. The strike extensions of this 47,000 oz inferred gold resource have not been explored and remain highly significant targets for Jaguar's exploration drilling. Further potential exists in the follow up of gold mineralistion, discovered in palaeo-alluvial channels in the north of the tenement. Over 500,000 oz of gold has been mined from this palaeo-alluvial system in the Gulgong region, with the potential source of the alluvial gold remaining undiscovered.

Mount David in NSW requires broader assessment, with the drill core from previous exploration to be re-logged. Jaguar will also seek to verify existing geological maps of the area and update where required.

Soil sampling and/or auger sampling at the Wilson River Project (Nickel, Tasmania) will be carried out to investigate the area in terms of its nickel, zinc and cobalt geochemistry, particularly around the already established Dighem anomalies.

In summary, Jaguar is keen to begin exploration work as soon as possible and will be mobilising drill rigs to the Kintore and Balfour projects once the drill programmes have been finalised, and the results from the ground EM programme have been received.

HERALD
RESOURCES

CORPORATE

GOLD PRICE PROTECTION/INCOME GENERATION

At 30 June 2004, the Herald Group held the following positions:

TYPE	HEDGING (ozs)	CONTINGENT	SALE/STRIKE PRICE	MATURITY
Fixed forwards	16,405		$601	Aug 04 – Feb 05
Call options sold		25,000	$600	Mar 05 – Mar 06
Call options sold		10,000	$650	June 06
TOTAL:	16,405	35,000		

CASH RESERVES

At 30 June 2004, parent company Herald Resources Ltd held cash deposits of $1.65M.

CONVERTIBLE FUNDING FACILITY

Herald has accepted an offer of finance from Macquarie Bank Ltd to provide funds for the completion of the Bankable Feasibility Study (in progress) on the high-grade Dairi zinc-lead project, where reserves presently stand at 6.3mt @ 23% zinc equivalent.

The finance facility is for a total of $3M, and is repayable (to the extent that it has not been repaid or converted into ordinary fully paid shares as detailed below) by the end of 2006. Herald has not yet made any drawdowns under the facility.

Under the facility, Macquarie will have the right for 3 years from the drawdown date to apply for up to 3M of ordinary Herald shares at a price of $0.93 per share. In that event, any proceeds received by Herald will be applied first against any outstanding facility amount.

M P WRIGHT
Executive Director

NOTE: *Sections of the information contained in this report pertaining to mineralisation and/or mineral resources are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.*

NOTE: *The 2004 resource estimate for Anjing Hitam Deposit was supervised by Mr Paul Payne, Principal Consultant of Resource Evaluations Pty Ltd. He is a Chartered Professional member of the Australasian Institute of Mining and Metallurgy. He has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and type of activity undertaken to qualify as a Competent Person as defined in the 1999 "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Payne consents to the inclusion of the information in the report in the form and context in which it appears.*

APPENDIX 1

COOLGARDIE GOLD PROJECT - SIGNIFICANT DRILLING INTERCEPTS

Countess Intercepts													
Hole Number	Grid North m	Grid East m	Grid RL	Dip/ Azm	NQ2 Depth m	Significant Results					Intercept Co-ordinates		
						From M	To M	Interval M	Grade Au g/t	Load	Grid North	Grid East	Grid RL
ED218	9276.64	5079.65	141.02	-9.2/106.2	162	116.71	117.28	0.57	2.61	Countess	9245.29	5190.993	121.681
ED219	9276.64	5079.65	140.59	-24.6/106.3	161.9	148.98	149.93	0.95	1.83	Countess	9238.674	5210.439	79.095
ED220	9276.93	5079.58	140.59	-31.6/99.5	174	133.26	141	7.74	4.85	Countess	9260.971	5195.917	70.031
						Including		5.42	6.21	Countess			
ED221	9277.86	5079.72	140.76	-21.1/84.7	173.9	127.39	134.81	7.42	8.99	Countess	9288.271	5201.609	94.48
						147.74	150.2	2.46	10.45	Countess	9289.503	5218.66	87.94
ED222	9277.67	5079.6	141.03	-10.03/88.2	169.2	128.65	143.49	14.84	3.53	Countess	9280.345	5213.705	117.421
ED223	9310.84	5091.15	177.04	-18.9/107.9	158.3	153.24	155.5	2.26	0.02	Countess	9264.776	5229.811	127.142
ED224	9311.36	5091.47	176.9	-20.1/89.9	155.8	119.55	132.58	13.03	2.94	Countess west	9311.113	5209.813	133.663
						Including		5.6	5.81	Countess west			
						136.45	148.92	12.47	2.91	Countess east	9310.794	5226.685	127.4
						Including		10.02	3.6	Countess east			
ED225	9311.33	5091.49	176.51	-31.1/90.8	165.2	126.2	139.5	13.3	2.32	Countess west	9306.972	5206.373	107.262
						Including		6.5	4.54	Countess west			
						150.15	159.7	7.45	0.54	Countess east	9305.664	5223.837	96.78
						97.65	98.7	1.05	19.1	West Gran?	9308.959	5175.979	125.554
ED226	9311.36	5091.47	176.01	-41/89.8	203.1	127.35	148.55	21.2	2.17	Countess west	9309.181	5197.63	86.211
						Including		8.25	4.48	Countess west	9309.326	5193.381	89.716
						180.5	185.55	5.05	1.51	Countess east	9307.406	5231.969	58.096
ED227	9311.04	5091.31	176.12	-44.5/99.3	230.2	143.8	151.37	7.57	9.77	Countess west	9291.423	5196.974	73.583
						Including		6.47	11.38	Countess west			
						171.93	195.06	23.13	0.49	Countess east	9286.464	5221.615	50.111
						210.5	230.2	19.7	3.25	??	9280.889	5248.823	24.045
						Including		7.63	9.87				
ED228	9311.84	5091.78	176.59	-23.5/77	186.6	111.78	124.7	12.92	3.39	Countess west	9332.489	5198.437	130.267
						Including		6	6.45	Countess west			
						162.4	172.76	10.38	0.61	Countess east	9339.184	5244.131	111.449
ED229	9311.69	5091.46	177.28	-7.2/80.5	160.5	122.51	139.68	17.17	1.63	Countess west	5221.91	9330.318	160.238
						140.4	145.88	5.48	3.01	Countess east	5233.12	9331.735	158.652

APPENDIX 1

COOLGARDIE GOLD PROJECT
SIGNIFICANT RC DRILLING

Hole Number	Grid North m	Grid East m	Grid RL	Dip/ Azi	RC Depth m	NQ2 Depth m	Total Depth m	Significant Results (1.0g/t Au lower cut)				
								From M	To M	Interval M	Grade Au g/t	Load
Perseverance												
TNG1765RD	9842	5379	427	-51/270	192	In progress						
TNG1765R	9842	5379	427	-61/270	102		102			No significant result		
TNG1766R	9860	5331	425	-57/270	191		191	50	53	3.00	6.40	Diorite
								117	129	12.00	12.15	P2 vein
								Including		7.00	19.49	P2 vein
TNG1768R	9890	5334	424	-57/270	162		162	135	162	27.00	5.34	Diorite
								Including		15.00	8.19	Diorite
TNG1769RD	9920	5424	425	-56/270	180	In progress		55	56	1.00	2.23	
TNG1770R	9940	5358	424	-60/270	162		162.0	115	116	1.00	4.68	
								146	147	1.00	3.94	
TNG1771RD	10000	5454	423	-59/271	174	108.2	282.20			Results not available		
Little Blow												
BB070R	6572440	325620	412	-61/270	60		60.0			No significant result		
BB071R	6572460	325594	413	-59/270	100		100.0	33	45	12.00	1.06	
BB072R	6572480	325610	412	-62/266	120		120.0	53	65	12.00	2.19	

APPENDIX 2

MONTAGUE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Montague JV RC Drilling							
Hole ID	AMG North	AMG East	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t
Rosie North							
GRC123	6965000	751275	-60/270	31	32	1	2.28
				39	44	5*	0.99
GRC124	6965050	751215	-60/270	27	28	1	2.14
				33	34	1	1.11
				62	64	2	2.57
GRC125	6965050	751260	-60/270	21	46	25*	0.46
GRC126	6965100	751250	-60/270	89	90	1	5.34
GRC127	6965100	751350	-60/270	27	29	2	1.76
				30	31	1	1.00
				100	105	5	1.58
				119	120	1	24.59
GRC129	6964950	751255	-60/270	26	28	2	1.13
				37	47	10*	0.55
GRC130	6964950	751300	-60/270	67	68	1	9.64
				95	98	3	2.60
				106	108	2	4.40
			Includes	106	107	1	8.15
GRC131	6964900	751275	-60/270	23	24	1	2.60
				32	33	1	1.20
				49	51	2	2.38
GRC132	6964900	751300	-60/270	0	4	4	1.40
				87	88	1	12.22
GRC134	6964875	751340	-60/270	31	33	2	0.99
				86	88	2	1.41
S Bend							
GRC141	6965100	751125	-60/270	96	100	4*	1.33+
GRC142	6965125	751090	-60/270	17	24	7	2.40

APPENDIX 2

Montague JV RC Drilling							
Hole ID	AMG North	AMG East	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t
S Bend cont.							
GRC143	6965125	751120	-60/270	59	67	8	3.44
			Includes	60	62	2	11.49
				97	100	3*	1.22+
GRC144	6965150	751125	-60/270	60	62	2	2.23
GRC145	6965175	751120	-60/270	62	63	1	1.21
GRC146	6965200	751095	-60/270	23	25	2	1.00
Rosie Castle Pit							
GRC121	6964745	751385	-60/270	64	66	2	2.96
			Includes	64	65	1	4.96
NE Pit							
GRC150	6965630	751000	-60/090	55	57	2	2.87
GRC151	6965670	750985	-60/090	27	28	1	1.33
GRC152	6965630	750950	-60/090	25	27	2	1.04

* Denotes composite sample. 1m splits to be sent for assay.
+ Denotes bottom of hole.

Montague JV - RC Drilling Significant 1 Metre Splits							
Hole ID	AMG North	AMG East	Dip/ Azimuth	From (m)	To (m)	Width (m)	Grade g/t
Rosie North							
GRC103	6964795	751235	-55/090	25	26	1	4.69
GRC104	6964825	751214	-55/090	60	61	1	2.69
GRC105	6964855	751268	-60/270	20	21	1	5.33
GRC107	6964875	751260	-60/270	29	36	7	2.68
GRC108	6964875	751275	-60/270	45	47	2	10.95
GRC109	6964875	751290	-60/270	27	28	1	1.52
GRC110	6964900	751240	-60/270	23	25	2	1.92
				37	38	1	1.09
GRC111	6964900	751260	-60/270	22	26	4	3.07
				38	39	1	2.33

APPENDIX 2

Montague JV RC Drilling Significant 1 Metre Splits							
Hole ID	**AMG North**	**AMG East**	**Dip/ Azimuth**	**From (m)**	**To (m)**	**Width (m)**	**Grade g/t**
Rosie North cont.							
				48	49	1	2.00
GRC112	6964950	751210	-60/270	18	19	1	4.06
				22	23	1	3.51
GRC114	6964950	751240	-60/270	17	22	5	4.08
			Includes	17	18	1	17.63
				26	27	1	4.11
GRC115	6965000	751215	-60/270	24	25	1	2.27
GRC116	6965000	751230	-60/270	20	22	2	7.20
				25	26	1	1.03
GRC117	6965000	751245	-60/270	52	53	1	15.75
GRC118	6965050	751235	-60/270	45	46	1	3.30
				55	57	2	13.66

Data as supplied by Gateway Mining NL

APPENDIX 3

CHANGES IN INTERESTS IN MINING TENEMENTS

Project Name	Tenement Reference	Nature of Interest	Interest or right to Earn at beginning of quarter	Interest or right to Earn at beginning of quarter
Kintore (WA)	P16/1544 to 1546	registered	100%	0%
	P16/1866	option to purchase	right to earn 100%	0%
	M16/16			
	M16/215			
	M16/444			
Mt David (NSW)	EL 5242	registered	100%	0%
Springfield (NSW)	EL 5991	registered	100%	0%
Balfour (TAS)	EL 4/2002	option to purchase	right to earn 95%	0%
Wilson River (TAS)	EL 23/2003	option to purchase	right to earn 100%	0%

CORPORATE DIRECTORY

DIRECTORS
T M Allen, (Chairman)
M P Wright, BBus
G J Hutton, BSc (Hons), FAusIMM

COMPANY SECRETARY
M P Wright

EXECUTIVES
Exploration Manager (International)
T W Middleton MSMM&E, MAusIMM

Acting Exploration Manager (Australia)
B L Kirkpatrick, BSc, MAusIMM, MAIG

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Telephone: 08 9315 0933
Facsimile: 08 9315 2233

AUSTRALIAN BUSINESS NUMBER
15 008 672 071

SHARE CAPITAL
62.6m shares
0.4M options

BANKERS
Macquarie Bank Limited
77 St Georges Tce
PERTH WA 6000

Challenge/Westpac
Banking Corporation
109 St Georges Tce
PERTH WA 6000

AUDITORS
Stanton Partners
1Havelock Street
WEST PERTH WA 6005

SOLICITORS
Blakiston & Crabb
1202 Hay Street
PERTH WA 6005

REGISTERED OFFICE
Level 3/50 Colin Street
WEST PERTH WA 6005
Telephone: 08 9322 2788
Facsimile: 08 9481 1669
Email: hrl@herald.net.au

www.herald.net.au

HERALD RESOURCES

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

27 July 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: COOLGARDIE JOINT VENTURE PRODUCTION FIGURES/COSTS – FOURTH QUARTER ACTIVITIES

GOLD PRODUCTION	**2004 JUNE QUARTER**	2004 MARCH QUARTER
CJV Ore Mined	163,408 tonnes	252,605 tonnes
Grade	2.4 g/t	2.2 g/t
CJV Ore Milled	280,775 tonnes	263,900 tonnes
Grade	1.8 g/t	2.7 g/t
Recovery	92.1%	92.8%
Gold Production	15,215ozs	21,508ozs

Production from the Empress underground mine was adversely impacted in the quarter by poor availability of the contractor's mining equipment and a tight slotting and stoping sequence in the upper levels, which required multiple, small tonnage stope firings. Ore production is expected to improve in the September quarter.

In the Greenfields open pit, a minor wall failure in one corner of the pit required the mining of a cut-back to ensure the longer term integrity of the haulage ramp, which delayed ore production from the floor of the pit.

Feed from Empress, Greenfields and Lindsay's was supplemented low grade material, resulting in a lower overall head grade. The treatment plant throughput of 280,775 tonnes was the highest recorded for the JV project.

REVENUE & COSTS

Herald delivered all of its share production into forward sale contracts at $600 per ounce. In addition Herald received revenues from interest and payment from its joint venture partner for production from open-pit ore on a per/oz basis.

Herald's production costs for the quarter were as follows:

	2004 June Quarter A$/oz	2004 March Quarter A$/oz
Total Cash Costs	$626	$459
Total Production Costs	$722	$560

Yours faithfully

MICHAEL P WRIGHT
Executive Director